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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Macquarie Infrastructure Company LLC

(Name of Issuer)
Limited Liability Company Interests

(Title of Class of Securities)
55608B105

(Cusip Number)
Heidi Mortensen
Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street
New York, NY 10019
Telephone: (212) 231-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:
Antonia E. Stolper
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000
December 1, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55608B105

1	Name of Reporting Person: Macquarie Infrastructure Management (USA) Inc. I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☑
	(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e):

	☐

6	Citizenship or Place of Organization:

	Delaware

	7	Sole Voting Power:

Number of		3,173,123

Shares	8	Shared Voting Power:
Beneficially
Owned by		0

Each	9	Sole Dispositive Power:
Reporting
Person		0

With	10	Shared Dispositive Power:

		3,173,123

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	3,173,123

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

	☑

13	Percent of Class Represented by Amount in Row (11):

	7.1%

14	Type of Reporting Person (See Instructions):

	CO

CUSIP No.	55608B105

1	Name of Reporting Person: Macquarie Group Limited I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☑
	(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e):

	☐

6	Citizenship or Place of Organization:

	Australia

	7	Sole Voting Power:

Number of		0

Shares	8	Shared Voting Power:
Beneficially
Owned by		0

Each	9	Sole Dispositive Power:
Reporting
Person		0

With	10	Shared Dispositive Power:

		3,192,247

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	3,192,247

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

	☐

13	Percent of Class Represented by Amount in Row (11):

	7.1%

14	Type of Reporting Person (See Instructions):

	CO

CUSIP No.	55608B105

1	Name of Reporting Person: Macquarie Group Services Australia Pty Limited I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☑
	(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e):

	☐

6	Citizenship or Place of Organization:

	Australia

	7	Sole Voting Power:

Number of		19,124

Shares	8	Shared Voting Power:
Beneficially
Owned by		0

Each	9	Sole Dispositive Power:
Reporting
Person		0

With	10	Shared Dispositive Power:

		19,124

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	19,124

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

	☐

13	Percent of Class Represented by Amount in Row (11):

	0.04%

14	Type of Reporting Person (See Instructions):

	CO

TABLE OF CONTENTS

Page
Item 1. Security and Issuer	1

Item 2. Identity and Background	1

Item 3. Source and Amount of Funds or Other Consideration	2

Item 4. Purpose of Transaction	2

Item 5. Interest in Securities of the Issuer	3

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer	3

Item 7. Material to Be Filed as Exhibits	3

Signatures

SCHEDULE I
SCHEDULE II
SCHEDULE III
EXHIBIT A

v

This Amendment No. 1 amends the Report on Schedule 13D filed by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) on July 5, 2007 and the Report on Schedule 13D filed by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”) on August 17, 2007, as amended by the Schedule 13D/A filed by MIMUSA and MBL on October 12, 2007 (together, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.
Item 1. Security and Issuer
Item 2. Identity and Background
The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety.
This statement on Schedule 13D is being filed by MIMUSA, Macquarie Group Limited (“MGL”), a company formed under the laws of Australia, and Macquarie Group Services Australia Pty Limited (“MGSA”), a company formed under the laws of Australia.
MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019. MGL and MGSA have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia.
MGSA is a direct wholly owned subsidiary of MGL. MIMUSA is an indirect wholly owned subsidiary of MGL. MIMUSA is 100% directly owned by Macquarie Capital Funds Inc. (“MCFI”), a Delaware corporation, which is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEQH”). MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No.1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”). MGUSH1 is a direct wholly owned subsidiary of Macquarie Capital International Holdings Pty Ltd (f/k/a Macquarie Group International Holdings Pty Ltd) (“MCIHL”), a company formed under the laws of Australia, which is in turn a wholly owned direct subsidiary of Macquarie Capital Group Pty Ltd, a company formed under the laws of Australia (“MCGL”). MCGL is a direct wholly owned subsidiary of Macquarie Financial Holdings Limited, a company formed under the laws of Australia (“MFHL”). MFHL is a direct wholly owned subsidiary of MGL, the ultimate controlling entity of MIMUSA.
MEQH, MGUSH1, MCIHL, MCGL and MFHL have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia. MCFI and MHUSA have their principal offices at 125 West 55th Street, New York, New York, 10019, United States.
The directors and executive officers of MIMUSA, MGSA and MGL are set forth on Schedules I, II and III attached hereto, respectively. Schedules I, II and III set forth the following information with respect to each such person:

          (i) name;
          (ii) business address (or residence address where indicated);
          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
          (iv) citizenship.
During the last five years, none of MIMUSA, MGSA, MGL, MEQH, MGUSH1, MGIHL, MHUSA or MCFI, nor any person named in Schedules I, II and III, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information.
On December, 1 2007 administration of the Director Profit Share (DPS) Plan transferred from MBL to MGSA. The 19,124 LLC Interests which consist of shares were transferred from MBL to MGSA as part of this transfer.
Item 4. Purpose of Transaction
The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information.
The Macquarie Group has restructured its businesses into separate banking and non-banking groups to allow flexibility to continue to develop its growth strategies particularly in international markets.
As a result of this restructure administration and operation of the DPS Plan has been transferred from MBL to MGSA. All assets under the DPS Plan were transferred to MGSA including the 19,124 LLC Interests consisting of shares previously held by MBL to hedge its obligations under the DPS plan.
MIMUSA and MGSA, as subsidiaries of MGL, may each be deemed to beneficially own the LLC Interests owned by the other. Both MIMUSA and MGSA disclaim such beneficial ownership and the information in this Schedule 13D shall not be construed as an admission that either, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of any of the LLC Interests owned by the other.

Except as set forth above and in the Schedule 13D, none of MIMUSA, MGL or MGSA has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s organizational documents or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)–(b) Please refer to the schedules preceding the table of contents of this Schedule 13D for each of MIMUSA, MGSA and MGL.
(c) Except as disclosed above, none of MIMUSA, MGSA nor MGL has effected any transaction in the LLC Interests during the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following information.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

December 18, 2007	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.
	By:	/s/ Peter Stokes
		Name:	Peter Stokes
		Title:	President and Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

December 18, 2007	MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED
	By:	/s/ Michael Panikian
Michael Panikian
Company Secretary

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

December 18, 2007	MACQUARIE GROUP LIMITED
	By:	/s/ Dennis Leong
Dennis Leong
Company Secretary

SCHEDULE I
The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Position with Reporting
Name	Person	Principal Occupation
Peter Stokes	Director, President and Chief Executive Officer	Chief Executive Officer of the Issuer

Stephen Mentzines	Director	Executive Director

Alan Stephen Peet	Director and Vice President	Division Director

Kathleen Hahn	Treasurer	Head of Corporate Affairs Group - Americas

Christine Rivera (US Citizen)	Secretary	Attorney and Company Secretary

SCHEDULE II
The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Services Australia Pty Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

	Name	Principal Occupation	Country of citizenship (if not Australia)
Board Members	W. Richard Sheppard	Deputy Managing Director of Macquarie Group Limited

	Gregory C. Ward	Chief Financial Officer of Macquarie Group Limited

	Stuart J. Dyson	Financial Controller of Macquarie Group Limited

SCHEDULE III
The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

	Name	Principal Occupation	Country of citizenship (if not Australia)
Board Members	David S. Clarke	Non-executive Chairman

	Allan E. Moss	Managing Director and Chief Executive Officer

	Laurence G. Cox	Executive Director

	Peter M. Kirby	Non-executive Director

	Catherine B. Livingstone	Non-executive Director

	H. Kevin McCann	Non-executive Director

	John R. Niland	Non-executive Director

	Helen M. Nugent	Non-executive Director

	Peter H. Warne	Non-executive Director

Executive Committee Members	Allan E. Moss	Managing Director and Chief Executive Officer

	Andrew J. Downe	Executive Director

	Gregory C. Ward	Chief Financial Officer

	J. Kimberley Burke	Executive Director

	Michael Carapiet	Executive Director

	Nicholas W. Moore	Executive Director

	Nicholas R. Minogue	Executive Director

	Peter J. Maher	Executive Director

	W. Richard Sheppard	Deputy Managing Director